Exhibit 1

Management’s Discussion and Analysis of Financial Condition and Results of Operations

for the Six-Month Period Ended June 30, 2011

The following discussion of the financial condition and results of operations of Tele Norte Leste Participações S.A., or TNL, should be read in conjunction with TNL’s unaudited consolidated interim financial information as of June 30, 2011 and for the six month periods ended June 30, 2011 and 2010 included elsewhere in this report, the information presented under the sections entitled “Presentation of Financial and Other Information” and “Item 3. Key Information—Selected Financial Information,” “Item 5: Operating and Financial Review and Prospects,” “Item 11: Quantitative and Qualitative Disclosures about Market Risk” and TNL’s audited consolidated financial statements at December 31, 2010 and 2009 and for the two years ended December 31, 2010 included in TNL’s annual report on Form 20-F for the fiscal year ended December 31, 2010, filed with the United States Securities and Exchange Commission, or the SEC, on May 4, 2011, which we refer to as the TNL Annual Report.

The following discussion contains forward-looking statements that involve risks and uncertainties. TNL’s actual results may differ materially from those discussed in the forward-looking statements as a result of various factors, including those set forth in “Forward-Looking Statements” and “Item 3. Key Information—Risk Factors” in the TNL Annual Report.

The following discussion and analysis of our financial condition and results of operations presents the following:

•	a review of our financial presentation;

•	a brief overview of our company and the principal factors that have influenced our financial condition and results of operations during the six-month period ended June 30, 2011;

•	a discussion of developments since June 30, 2011 that may materially affect our results of operations, financial condition and liquidity;

•	a discussion of our results of operations for the six-month periods ended June 30, 2011 and 2010; and

•	a discussion of our liquidity and capital resources, including our cash flows for the six-month period ended June 30, 2011, and our material short-term and long-term indebtedness as of June 30, 2011.

Presentation of Financial Statements

We have prepared our unaudited consolidated interim financial information at June 30, 2011 and for the six-month periods ended June 30, 2011 and 2010 in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, or IFRS.

Overview

We are one of the largest integrated telecommunication service providers in Brazil, based on information regarding the total number of our fixed-lines in service and mobile subscribers as of June 30, 2011 available from the Brazilian National Telecommunications Agency (Agência Nacional de Telecomunicações), or ANATEL, and the only telecommunication services provider offering “quadruple play” services in Brazil. We offer a range of integrated telecommunication services that includes fixed-line and mobile telecommunication services, data transmission services (including broadband access services), internet service provider, or ISP, services and other services for residential customers, small, medium and large companies, and governmental agencies. We are the largest telecommunications provider in both Region I and Region II in Brazil, based on revenues and customers as of and for the six-month period ended June 30, 2011, based on information available from ANATEL and other publicly available information. We have also been offering mobile telecommunication services in Region III (which consists of the State of São Paulo) since October 2008. During the six-month period ended June 30, 2011, we recorded net operating revenue of R$14,010 million and a net loss of R$42 million.

Our results of operations will be significantly influenced in future periods as a result of the capital increase and other transactions that we refer to collectively as the Portugal Telecom Alliance. For information regarding the Portugal Telecom Alliance, see “Item 4. Information on the Company—Our History and Development—Portugal Telecom Alliance” in the TNL Annual Report. In addition, our results of operations for the six-month period ended June 30, 2011 have been influenced, and our future results of operations will continue to be influenced, by a variety of factors, including:

•

the rate of growth of Brazilian GDP, which grew by 6.2% during the 12-month period ended March 31, 2011 (the most recent 12-month period for which the IBGE has released information), which we believe affects demand for our services and, consequently, our net operating revenue;

•

the number of our fixed lines in service, which declined to 19.4 million as of June 30, 2011 from 20.0 million as of December 31, 2010, and the percentage of our fixed-line customers that subscribe to our alternative plans, which increased to 68.2% as of June 30, 2011 from 62.2% at December 31, 2010;

•	the number of our mobile customers, which increased by 5.7% to 41.6 million as of June 30, 2011 from 39.3 million as of December 31, 2010;

•	the number of our fixed-line customers that subscribe to our broadband services, which increased by 6.7% to 4.6 million as of June 30, 2011 from 4.3 million at December 31, 2010;

•

the increased competition in the Brazilian market for telecommunications services, which affects the amount of the discounts that we offer on our service rates and the quantity of services that we offer at promotional rates, and resulted in a 2.6% increase in the amount that we recorded as discounts and returns against our gross operating revenues to R$2,891 million during the six-month period ended June 30, 2011 from R$2,818 million during the corresponding period of 2010;

•	changes in regulatory requirements that result in the incurrence of additional capital expenditures by our company, changes in the revenues that we generate, or changes in the costs that we incur;

•

inflation rates in Brazil, which were 5.47% in the 12-month period ended June 30, 2011 compared to 4.44% in the corresponding period of 2010, as measured by the Telecommunications Services Index (Índice de Serviços de Telecomunicações), or IST, and the resulting adjustments to our regulated rates, as well as the effects of inflation on our real-denominated debt that is indexed to take into account the effects of inflation or bears interest at rates that are partially adjusted for inflation;

•

our compliance with our quality of service obligations under the General Plan on Quality Goals (Plano Geral de Metas de Qualidade) and our network expansion and modernization obligations under the General Plan on Universal Service (Plano Geral de Metas de Universalização) and our concession agreements, the amount of the fines assessed against us by the Brazilian federal telecommunications regulator (Agência Nacional de Telecomunicações), or ANATEL, for alleged failures to meet these obligations and our success in challenging fines that we believe are assessed in error;

•

the 6.3% appreciation of the Brazilian real against the U.S. dollar during the six-month period ended June 30, 2011 compared to the 3.5% depreciation of the Brazilian real against the U.S. dollar during the corresponding period in 2010, which has affected (1) our net interest expenses as a result of our U.S. dollar denominated liabilities that require us to make principal and interest payments in U.S. dollars, and (2) the cost in reais of a substantial portion of the network equipment that we purchase for our capital expenditure projects, the prices of which are denominated in U.S. dollars or are U.S. dollar-linked; and

•

the level of our outstanding indebtedness and fluctuations in benchmark interest rates in Brazil, principally the Interbank Certificate of Deposit (Certificado de Depósito Interbancário), or CDI, rate, an interbank rate, which affects our interest expenses on our real-denominated floating rate debt, and fluctuations in the London Interbank Offered Rate, or LIBOR, rate, which affects our interest expenses on our U.S. dollar-denominated floating rate debt.

Recent Developments

Proposed Corporate Reorganization

On May 24, 2011, we disclosed a Statement of Material Fact in which we announced approval by the prior meeting of the shareholders of our parent company Telemar Participações S.A., or TmarPart, of instructions to our management and the managements of our subsidiaries Telemar Norte Leste S.A., or Telemar, Coari Participações S.A., or Coari, and Brasil Telecom S.A., or Brasil Telecom, to conduct studies and take the steps required to implement a corporate reorganization consisting of:

•

a split-off (cisão) and merger of shares (incorporação de ações) under Brazilian law in which (1) Telemar will transfer the shares of Coari, a wholly owned subsidiary of Telemar, that Telemar owns to Coari, (2) Coari will assume a portion of the liabilities of Telemar, which will become joint and several liabilities of Telemar and Coari, (3) Coari will issue one common share and/or one preferred share to the holders of Telemar common and preferred shares (other than the shares of holders who exercise their withdrawal rights with respect to such shares) in exchange for each of their common and preferred shares of Telemar, respectively, and (4) Coari will retain the Telemar shares exchanged for Coari shares and as a result, Telemar will become a wholly-owned subsidiary of Coari;

•	a merger (incorporação) under Brazilian law of Coari with and into Brasil Telecom, with Brasil Telecom as the surviving company; and

•	a merger (incorporação) under Brazilian law of our company with and into Brasil Telecom, with Brasil Telecom as the surviving company.

The split-off and share exchange, the merger of Coari with and into Brasil Telecom and the merger of our company with and into Brasil Telecom, which we refer to collectively as the corporate reorganization, are expected to be completed contemporaneously and each transaction is conditioned upon the approval and completion of the other transactions.

We believe that the corporate reorganization furthers the best interests of our company, particularly through:

•

simplifying the corporate structure of our company and our subsidiaries that will participate in the corporate reorganization, which is currently extremely complex and includes three publicly-held companies with seven different classes of publicly traded shares, and our corporate governance by consolidating our shareholder bases in one public company with two classes of shares that will be traded in Brazil and abroad;

•

reducing operational, administrative and financial costs following the consolidation of the general management of our company and our subsidiaries that will participate in the corporate reorganization, the simplification of their capital structure, and the improvement of their ability to attract investments and access the capital markets;

•	aligning the interests of the shareholders of our company, Telemar and Brasil Telecom;

•	enhancing the liquidity of the shares issued by Brasil Telecom; and

•

eliminating the costs of separate listings of the shares of our company, Telemar and Brasil Telecom, as well as costs arising from separately complying with the public disclosure requirements applicable to our company, Telemar and Brasil Telecom.

In addition, on May 24, 2011 we announced that in connection with the corporate reorganization, Brasil Telecom proposed the distribution of its redeemable shares, exclusively to holders of Brasil Telecom shares prior to the corporate reorganization, followed by the immediate redemption of those shares for an aggregate amount equal to R$1.5 billion. We have recorded an accrual for this distribution in our consolidated financial statements as of and for the six month period ended June 30, 2011.

On June 29, 2011, in compliance with Legal Opinion No. 35/08 of the Brazilian Securities Commission (Comissão de Valores Mobiliários), we, Telemar and Brasil Telecom each appointed an independent special committee consisting of three members to evaluate the terms and conditions for the proposed reorganization and submit its recommendations to the board of directors of the respective company.

On August 1, 2011, the independent special committee appointed by our board of directors informed the Chairman of our board of directors that, as a result of (1) its discussions and analysis of the proposed corporate reorganization with its legal and financial advisors, and (2) its negotiations with the independent special committees of Telemar and Brasil Telecom, our independent special committee recommended that our board of directors adopt the following exchange ratios for the merger of Coari into Brasil Telecom and the merger of our company into Brasil Telecom:

Original share/Replacement share	Exchange Ratio
TNL common share/Brasil Telecom common share	2.3122
TNL preferred share/Brasil Telecom preferred share	2.1428
TNL preferred share/Brasil Telecom common share	1.8581
Telemar common share/Brasil Telecom common share	5.1149
Telemar class A or class B preferred share/Brasil Telecom preferred share	4.4537
Telemar class A or class B preferred share /Brasil Telecom common share	3.8620

These exchange ratios were approved by the independent special committee of Telemar with respect to the merger of Coari into Brasil Telecom on July 29, 2011 and were approved by the independent special committee of Brasil Telecom with respect to the merger of Coari into Brasil Telecom and the merger of our company into Brasil Telecom on August 4, 2011.

On August 17, 2011, our board of directors and the boards of directors of Telemar and Brasil Telecom approved the exchange ratios recommended by the independent special committees for the merger of Coari into Brasil Telecom and the merger of our company into Brasil Telecom. However, in order to comply with the requirement of Brazilian law that shares without voting rights cannot represent more than two-thirds of Brasil Telecom’s share capital, the boards of directors of our company, Telemar and Brasil Telecom determined that the holders of the preferred shares of our company and Telemar would receive both common shares and preferred shares of Brasil Telecom in the mergers and determined that the following exchange ratios would be submitted to the meetings of the boards of directors called to consider and approve the mergers:

Original share	Replacement Shares
TNL common share	2.3122 Brasil Telecom common shares
TNL preferred share	0.1879 Brasil Telecom common shares * and * 1.9262 Brasil Telecom preferred shares
Telemar common share	5.1149 Brasil Telecom common shares
Telemar class A or class B preferred share/	0.3904 Brasil Telecom common shares * and * 4.0034 Brasil Telecom preferred share

On August 26, 2011, our board of directors and the boards of directors of Telemar and Brasil Telecom approved each step of the corporate reorganization and the board of directors of Brasil Telecom approved proposed distribution of its redeemable shares followed by the immediate redemption of those shares for an aggregate amount equal to R$1.5 billion.

The completion of the proposed corporate reorganization is conditioned on the approval of the proposed corporate reorganization by ANATEL and the declaration by the SEC that the registration statement that we will file with respect to the shares of Brasil Telecom that will be issued to holders of our shares in the merger of our company into Brasil Telecom is effective.

Stand-by Credit Facility with China Development Bank

In June 2011, Telemar entered into a stand-by credit facility with China Development Bank under which China Development Bank agreed to disburse loans in the aggregate principal amount of up to US$500 million. A disbursement of US$380 million under this stand-by credit facility was received in July 2011. The proceeds of this stand-by credit facility have been and will be used to refinance other indebtedness of Telemar. Loans under this stand-by credit facility bear interest at the rate of LIBOR plus 2.30% per annum, payable semi-annually in arrears through maturity in June 2016. The principal of these loans is payable in five semi-annual installments, commencing in October 2014.

Line of Credit with Swedish Export Corporation

In June 2011, Telemar entered into an export credit facility with Swedish Export Corporation, or SEK, and Deutsche Bank under which SEK agreed to disburse loans in the aggregate principal amount of up to R$103 million. A disbursement of US$5 million under this export credit facility was received in July 2011. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 2.21% per annum, payable semi-annually in arrears, commencing in January 2012. The principal of these loans is payable in 17 equal semi-annual installments, commencing in February 2012.

Issuance of Non-Convertible Debentures by Brasil Telecom

In August 2011, Brasil Telecom issued non-convertible debentures in an offering made in Brazil. The aggregate principal amount of the debentures was R$1,000 million. These debentures mature in August 2017 and bear interest at the CDI rate plus 1.00% per annum. We used the net proceeds of this offering for working capital and amortization of indebtedness.

Prepayment of Facility Guaranteed by The Japan Bank of International Cooperation

On August 22, 2011, Telemar prepaid all outstanding amounts, an aggregate of R$673 million, under its syndicated credit facility with Citibank Japan Ltd., Sumitomo Mitsui Banking Corporation and the other lenders party thereto, which The Japan Bank of International Cooperation had guaranteed.

Disbursement under BNDES Credit Facility

In December 2009, Telemar entered into a credit facility with BNDES under which BNDES agreed to disburse loans to Telemar in two tranches in an aggregate principal amount of up to R$2,371 million. In July 2011, BNDES made an additional disbursement of R$600 million to Telemar under this credit facility. This loan bears interest at the TJLP rate plus 3.95% per annum, payable quarterly in arrears through December 2011 and monthly in arrears thereafter. The outstanding principal amount of this loan is payable in 84 equal monthly installments commencing in January 2012.

Results of Operations for the Six-Month Period Ended June 30, 2011 Compared with the Six-Month Period Ended June 30, 2010

The following discussion of our results of operations is based on our consolidated financial statements prepared in accordance with IFRS. The discussion of the results of our business segments is based upon financial information reported for each of the segments of our business, as presented in the table below.

The following tables set forth the operating results of each of our segments and the reconciliation of these results of our segments to our consolidated income statement. This segment information was prepared on the same basis as the information that our senior management uses to allocate resources among segments and evaluate their performance. We evaluate and manage the performance of our segments based on information prepared in accordance with IFRS and reflected in our consolidated financial statements.

	Six-Month Period Ended June 30, 2011
	Fixed- Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	10,610	R$	5,079	R$	512	R$	(2,191)	R$	14,010
Cost of sales and services		(7,066)		(2,750)		(277)		2,123		(7,970)

Gross profit		3,544		2,329		235		(68)		6,040
Selling expenses		(1,500)		(1,064)		(207)		223		(2,548)
General and administrative expenses		(1,030)		(327)		(100)		2		(1,455)
Other operating income (expenses), net		(308)		(57)		47		(149)		(467)

Operating income before financial income (expenses) and taxes	R$	706	R$	881	R$	(25)	R$	8	R$	1,570

	Six-Month Period Ended June 30, 2010
	Fixed- Line Services		Mobile Services		Other		Eliminations		Consolidated
	(in millions of reais)
Net operating revenue	R$	11,506	R$	4,831	R$	514	R$	(2,015)	R$	14,836
Cost of sales and services		(7,495)		(2,575)		(299)		1,954		(8,415)

Gross profit		4,011		2,256		215		(61)		6,420
Selling expenses		(1,494)		(959)		(172)		222		(2,403)
General and administrative expenses		(933)		(293)		(105)		6		(1,325)
Other operating income (expenses), net		(423)		35		(2)		(167)		(557)

Operating income before financial income (expenses) and taxes	R$	1,161	R$	1,039	R$	(64)	R$	—	R$	2,136

In the following discussion, references to increases or decreases in any period are made by comparison with the corresponding prior period, except as the context otherwise indicates.

The following table sets forth the components of our consolidated income statement, as well as the percentage change from the corresponding period in the prior year, for the six-month periods ended June 30, 2011 and 2010.

	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais, except percentages)
Net operating revenue	R$	14,010	R$	14,836	(5.6)
Cost of sales and services		(7,970)		(8,415)	(5.3)

Gross profit		6,040		6,420	(5.9)
Operating expenses:
Selling expenses		(2,548)		(2,403)	6.1
General and administrative expenses		(1,455)		(1,325)	9.8
Other net operating income (expenses)		(467)		(557)	(16.1)

	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais, except percentages)
Operating income before financial income (expenses) and taxes		1,570		2,136	(26.5)
Financial income		949		884	7.3
Financial expenses		(2,438)		(2,017)	20.8

Financial income (expenses)		(1,489)		(1,133)	31.2

Income before taxes		81		1,003	(91.9)
Income tax and social contribution		(123)		(75)	64.1

Net income	R$	(42)	R$	928	(104.5)

Net Operating Revenue

The composition of gross operating revenue by category of service before deduction of value-added and other indirect taxes and discounts is discussed below. We do not determine net operating revenue for each category of service as we do not believe such information to be useful to investors.

Gross operating revenue declined by 4.7% during the six-month period ended June 30, 2011, principally due to a 7.6% decline in gross operating revenue of our fixed-line services segment, the effects of which were partially offset by a 5.4% increase in gross operating revenue of our mobile services segment. Gross operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 8.7% during the six-month period ended June 30, 2011.

Net operating revenue declined by 5.6% during the six-month period ended June 30, 2011, principally due to a 7.8% decline in net operating revenue of our fixed-line services segment, the effects of which were partially offset by a 5.1% increase in net operating revenue of our mobile services segment. Net operating revenue generated by intersegment sales, which are eliminated in the consolidation of our financial statements, increased by 8.7% during the six-month period ended June 30, 2011.

Net Operating Revenue of Our Fixed-Line Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our fixed-line and data transmission services segment, as well as the percentage change from the corresponding period in the prior year, for the six-month periods ended June 30, 2011 and 2010.

	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais except percentages)
Local fixed-line services	R$	5,867	R$	6,474	(9.4)
Local fixed-to-mobile services (VC-1)		1,777		2,010	(11.6)
Long-distance fixed-line services		1,996		2,296	(13.1)
Long-distance fixed-to-mobile services (VC-2 and VC-3)		515		644	(20.1)
Remuneration for the use of the fixed-line network		727		687	5.9
Data transmission services		4,656		4,704	(1.0)
Public phones		203		318	(36.2)
Other fixed-line services		779		746	4.5

Gross operating revenue		16,520		17,879	(7.6)
Value-added and other indirect taxes		(3,905)		(4,314)	(9.5)
Discounts and returns		(2,005)		(2,060)	(2.6)

Net operating revenue	R$	10,610	R$	11,506	(7.8)

Gross operating revenue of our fixed-line services segment declined by 7.6% during the six-month period ended June 30, 2011, principally due to:

•	a 9.4% decline in gross operating revenue from local fixed-line services;

•	a 13.1% decline in gross operating revenue from long-distance fixed-line calls;

•	a 11.6% decline in gross operating revenue from local fixed-to-mobile services;

•	a 20.1% decline in gross operating revenue from long-distance fixed-to-mobile services;

•	a 36.2% decline in gross operating revenue from the sale of pre-paid calling cards for use in public telephones; and

•	a 1.0% decline in gross operating revenue from data transmission services.

Gross Operating Revenue from Local Fixed-Line Services

Gross operating revenue from local fixed-line services declined by 9.4% during the six-month period ended June 30, 2011, primarily due to a 28.1% decline in gross operating revenue from metered services and a 6.5% decline in gross operating revenue from monthly subscription fees.

Gross operating revenue from monthly subscription fees declined principally as a result of a 6.5% decline in the number of lines in service to 19.4 million as of June 30, 2011 from 20.8 million at June 30, 2010, which occurred primarily as a result of the general trend in the Brazilian telecommunications industry to substitute mobile services in place of local fixed-line services.

Gross operating revenue from metered services charges declined principally due to a 29.3% decline in total billed minutes, which are the number of local minutes that exceed the monthly allowance under a customer’s service plan, primarily as a result of (1) the decline in the number of our lines in service, (2) the migration of our fixed-line customers from our basic service plans to our alternative plans that have higher monthly allowances of minutes, and (3) the migration of local traffic origination to mobile handsets. The effects of this decline were partially offset by rate increases for metered services of 0.66% in October 2010.

Gross Operating Revenue from Local Fixed-to-Mobile Services

Gross operating revenue from local fixed-to-mobile services, which are charged at the VC-1 rate, declined by 11.6% during the six-month period ended June 30, 2011, primarily as a result of an 11.7% decline in the total number of local fixed-to-mobile minutes as a result of (1) the 6.5% decline in the number of our fixed-line customers, (2) the migration of local traffic origination to mobile handsets as callers take advantage of mobile plans and promotions under which mobile service providers offer bonus mobile-to-mobile minutes within their networks at rates that are lower than a fixed-to-mobile minute, and (3) the introduction of our “Oi Fixo ilimitado” plans in the six-month period ended June 30, 2011 under which we offer a larger number of fixed-to-mobile minutes for use to call the mobile customers of Brasil Telecom and Telemar than under our other alternative plans.

Gross Operating Revenue from Long-Distance Fixed-Line Services

We account for revenue from long-distance calls that (1) originate and terminate on a fixed-line (2) originate and terminate on a mobile device, or (3) originate on a mobile device and terminate on a fixed-line as revenue from long-distance fixed-line services. Gross operating revenue from long-distance fixed-line services declined by 13.1% during the six-month period ended June 30, 2011, primarily due to a 19.3% decline in the total number of long-distance minutes, primarily as a result of (1) aggressive discounting campaigns undertaken by our competitors, which resulted in a decline in the total number of long-distance calls minutes, (2) the effects of the 6.5% decline in the number of our fixed-line customers, who are more likely to choose our long-distance fixed-line services than customers of other fixed-line providers, and (3) the introduction of our “Oi Fixo ilimitado” plans in the six-month period ended June 30, 2011 under which we offer a larger number of fixed-to-fixed long distance minutes than under our other alternative plans and has led to a decline in the number of minutes that we record as long-distance fixed-line services. The effects of this decline were partially offset by increases in the VC-2 and VC-3 rates of 0.98% that were implemented in February 2010 an increase in our regulated long-distance rates of 0.66% that was implemented in October 2010.

Gross Operating Revenue from Long-Distance Fixed-to-Mobile Services

We account for revenue from long-distance calls that originate on a fixed-line and terminate on a mobile device as revenue from long-distance fixed-to-mobile services. Gross operating revenue from long-distance fixed-to-mobile services, which are charged at the VC-2 or VC-3 rate, declined by 20.1% during the six-month period ended June 30, 2011, principally as a result of a 17.7% decline in the total number of fixed-to-mobile minutes charged at VC-2 and VC-3 rates, primarily as a result of (1) aggressive discounting campaigns undertaken by our competitors, and (2) the effects of the 6.5% decline in the number of our fixed-line customers, who are more likely to choose our long-distance services for mobile-to-mobile long-distance calls than customers of other fixed-line providers.

Gross Operating Revenue from Remuneration for the Use of the Fixed-Line Network

Gross operating revenue from remuneration for the use of the fixed-line network increased by 5.9% during the six-month period ended June 30, 2011 as a result of (1) an 11.0% increase in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of mobile service providers, primarily as a result of (A) promotions offered by mobile service providers to make mobile-to-fixed calls, and (B) an increase in revenue recognized as a result of our settlement of interconnection disputes with other service providers to R$31.5 million during the six-month period ended June 30, 2011 from R$7.0 million during the corresponding period of 2010, and (2) a 2.0% increase in gross operating revenue from interconnection fees paid to us for completing calls on our fixed-line network that were originated on the networks of other fixed-line service providers, primarily as a result of promotional campaigns undertaken by some of our competitors, which resulted in an increase in the total number of long-distance minutes terminated on our fixed-line network.

Of our gross operating revenue from remuneration for the use of the fixed-line network, 33.3% during the six-month period ended June 30, 2011 and 32.5% during the corresponding period of 2010 represented interconnection fees paid by Oi and Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Data Transmission Services

Gross operating revenue from data transmission services declined by 1.0% during the six-month period ended June 30, 2011, principally due to a 4.2% decline in gross operating revenue from ADSL subscriptions, the effects of which were partially offset by a 3.0% increase in gross operating revenue from commercial data transmission services.

Gross operating revenue from ADSL subscriptions declined primarily due to a 9.9% decline in our average gross operating revenue per subscriber as a result of aggressive promotions that we launched during the six-month period ended June 30, 2011 in an effort to expand our base of broadband customers, the effects of which were partially offset by a 7.7% increase in the average number of ADSL subscriptions to approximately 4,642,000 during the six-month period ended June 30, 2011 from approximately 4,304,000 during the corresponding period of 2010. As of June 30, 2011, our ADSL customer base represented 23.7% of our total fixed lines in service as compared to 20.5% as of June 30, 2010.

Gross operating revenue from commercial data transmission services increased primarily as a result of (1) a 14.7% increase in gross operating revenue from IP services, principally as a result of increased demand for these services, particularly from state-owned entities, banks and card payment companies, (2) a 6.1% increase in gross operating revenue from SLD services, principally as a result of our efforts to increase our base of corporate costumers, and (3) a 2.4% increase in gross operating revenue from EILD services, principally as a result of the continued integration of the networks of Telemar and Brasil Telecom. The effects of these increases were partially offset by a 14.7% decline in gross operating revenue from switching packs and frame relay services, principally as a result of the migration of customers for these services to IP services. Of our gross operating revenue from commercial data transmission services, 15.3% during the six-month period ended June 30, 2011 and 15.2% during the corresponding period of 2010 represented fees paid by Oi and Brasil Telecom Mobile and was eliminated in the consolidation of our financial statements.

Gross Operating Revenue from Public Telephones

Gross operating revenue from the sale of pre-paid calling cards for use in public telephones, declined by 36.2% during the six-month period ended June 30, 2011, principally due to a decline in the number of public phone credits used as a result of a general trend to reduce usage of pre-paid calling cards for use in public telephones as customers substitute usage of mobile handsets in place of usage of public phones in response to promotions by mobile service providers to the pre-paid segment, including bonus calls and pre-paid card recharges at promotional reduced rates.

Charges Against Revenue from Sales and Services

Value-Added and Other Indirect Taxes

Value-added and other taxes on our fixed-line services declined by 9.5% during the six-month period ended June 30, 2011, primarily as a result of (1) the change in revenue mix of our fixed-line and data transmission services segment, as fewer taxes or lower tax rates apply to some of our services, such as interconnection services, and (2) the decline in the gross operating revenue of our fixed-line services segment.

We are required to contribute to the Universal Telecommunications Service Fund (Fundo de Universalização dos Serviços de Telecomunicações), which we refer to as the FUST, and the Fund for the Technological Development of Telecommunications (Fundo para o Desenvolvimento Tecnológico das Telecomunicações Brasileiras), which we refer to as the FUNTTEL. We are required to contribute 1.0% of our revenue from sales and services from the rendering of telecommunications services, net of (1) the Social Integration Program (Programa de Integração Social), or PIS, taxes, (2) the federal Contribution for Social Security Financing (Contribuição para Financiamento da Seguridade Social—COFINS), or COFINS, and (3) Tax on the Circulation of Merchandise and Services (Imposto Sobre a Circulação de Mercadorias e Serviços), or ICMS (a state value-added tax on sales and services), to the FUST. We are required to contribute 0.5% of our revenue from sales and services from the rendering of telecommunications services, net of PIS, COFINS and ICMS taxes, to the FUNTTEL.

Discounts and Returns

Discounts offered on our fixed-line services are generally applied to data transmission services, monthly subscription fees and intelligent network services (such as caller ID, call forwarding and conference calling). Discount on our fixed-line services declined by 2.6% during the six-month period ended June 30, 2011, primarily as a result of a 9.4% decline of gross operating revenue from local fixed-line services, the effects of which were partially offset by an increase in discounts offered for our broadband services as a result of increased competition for other providers and as part of our efforts to promote the migration of our broadband customers to higher bandwidth subscriptions.

Net Operating Revenue

As a result of the foregoing, net operating revenue of our fixed-line services segment declined by 7.8% to R$10,610 during the six-month period ended June 30, 2011from R$11,506 million during the corresponding period of 2010.

Net Operating Revenue of Our Mobile Services Segment

The following table sets forth the components of the gross operating revenue and net operating revenue of our mobile services segment, as well as the percentage change from the corresponding period in the prior year, for the six-month periods ended June 30, 2011 and 2010.

	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais, except percentages)
Mobile telephone services	R$	4,291	R$	4,043	6.1
Remuneration for the use of the mobile network		2,741		2,589	5.9
Sales of handsets and accessories		82		120	(31.9)

Gross operating revenue		7,114		6,752	5.4
Value-added and other indirect taxes		(1,252)		(1,189)	5.3
Discounts and returns		(783)		(732)	7.0

Net operating revenue	R$	5,079	R$	4,831	5.1

Gross operating revenue of our mobile services segment increased by 5.4% during the six-month period ended June 30, 2011, primarily due to (1) a 6.1% increase in gross operating revenue from mobile telephone services, and (2) a 5.9% increase in gross operating revenue from remuneration for the use of our mobile networks, the effects of which were partially offset by a 31.9% decline in gross operating revenue from sales of handsets and accessories.

Gross Operating Revenue from Mobile Telephone Services

Gross operating revenue from mobile telephone services increased by 6.1% during the six-month period ended June 30, 2011, principally due to (1) a 15.6% increase in gross operating revenue from additional services, (2) a 3.3% increase in gross operating revenue from billed minutes, and (3) a 7.5% increase in gross operating revenue from monthly subscription fees.

The average number of our pre-paid mobile customers increased by 13.1% to 36.1 million during the six-month period ended June 30, 2011 from 31.9 million during the corresponding period in 2010, primarily as a result of the increase in our customer base primarily in Region I and III as a result of aggressive promotional packages that we offered during the six-month period ended June 30, 2011 and a reduction of the prices that we charge for SIM cards. The average number of our post-paid mobile customers, including customer that subscribe to our “Oi Controle” plans, increased by 2.2% to 5.4 million during the six-month period ended June 30, 2011 from 5.3 million during the corresponding period in 2010, primarily as a result of the success of our marketing strategy in the face of increasing competition. As of June 30, 2011, pre-paid customers represented 86.9% of our mobile customer base and post-paid customers represented 13.1% of our mobile customer base. Our average monthly net revenue per user (calculated based on the monthly average revenue for each six-month period divided by the monthly average customer base for the same period) declined by 5.4% to R$20.9 during the six-month period ended June 30, 2011 from R$22.1 during the corresponding period in 2010.

Gross operating revenue from additional services, consisting primarily of our mobile data transmission services, increased primarily as a result of our promotion during the six-month period ended June 30, 2011 of our “Oi Velox” mini-modem service and our “Oi Dados” data packages for mobile phones.

Gross operating revenue from billed minutes, which are the number of local minutes used by pre-paid customers plus the number of local minutes used by post-paid customers in excess of the monthly allowance under the customer’s service plan, increased primarily as a result of (1) the 13.1% increase in the average number of our pre-paid mobile customers, and (2) the 2.2% increase in the average number of our post-paid mobile customers, the effects of which were partially offset by a decline in the average local minutes used per customer.

Gross operating revenue from monthly subscription fees increased primarily as a result of (1) the migration of our post-paid mobile customers to plans that include higher numbers of minutes, resulting in increased subscription fees and reduced billed minutes, and (2) the 2.2% increase in the number of subscribers to our post-paid plans.

Gross Operating Revenue from Remuneration for the Use of the Mobile Network

Gross operating revenue from remuneration for the use of the mobile network increased by 5.9% during the six-month period ended June 30, 2011, primarily due to an 11.6% increase in the number of our mobile customers, the effects of which were partially offset by customers of others mobile providers taking advantage of promotions offered by those providers that include packages of minutes and SMS services for “on net” traffic.

Of the gross operating revenue from remuneration for use of the mobile network, 52.0% during the six-month period ended June 30, 2011 and 52.7% during the corresponding period of 2010 represented interconnection fees paid by Telemar and Brasil Telecom for the use of our mobile networks to complete fixed-to-mobile calls and interconnection fees paid by Oi and Brasil Telecom Mobile for the use of each other’s mobile networks to complete mobile-to-mobile calls, and was eliminated in the consolidation of our financial statements.

Charges Against Revenue from Sales and Services

Value-Added and Other Indirect Taxes

Value-added and other taxes on our mobile services increased by 5.3% during the six-month period ended June 30, 2011, primarily as a result of the increase in the gross operating revenue of this segment.

Discounts

Discounts offered on our mobile services generally consist of rebates on pre-paid telephone cards (typically having commissions of approximately 10.0% over the face amount sold), local fixed-line calls, long-distance calls, and intelligent network services (such as caller ID, call forwarding and conference calling). Discount on our mobile services increased by 6.9% during the six-month period ended June 30, 2011, primarily as a result of our strategy to increase discounts to maintain and increase our market share as price competition increases.

Net Operating Revenue

As a result of the foregoing, revenue from sales and services of the mobile services segment increased by 5.1% to R$5,079 during the six-month period ended June 30, 2011from R$4,831 million during the corresponding period of 2010.

Cost of Sales and Services

Cost of sales and services declined by 5.3% during the six-month period ended June 30, 2011, principally due to a 5.7% decline in cost of sales and services of our fixed-line services segment, the effects of which were partially offset by a 6.8% increase in cost of sales and services of our mobile services segment.

Of the cost of sales and services of our fixed-line services segment, 21.9% during the six-month period ended June 30, 2011 and 19.6% during the corresponding period in 2010 represented (1) interconnection fees paid by our fixed-line services segment for the use of the mobile networks of our mobile services segment to complete fixed-to-mobile calls, and (2) fees paid by our fixed-line services segment for EILD services. These costs were eliminated in the consolidation of our financial statements.

Of the cost of sales and services of our mobile services segment, 21.0% during the six-month period ended June 30, 2011 and 18.2% during the corresponding period in 2010 represented (1) interconnection fees paid by our mobile services segment for the use of the fixed-line networks of our fixed-line services segment to complete mobile-to-fixed calls, and (2) fees paid by our mobile services segment for EILD services. These costs were eliminated in the consolidation of our financial statements.

The following table sets forth the components of our cost of sales and services, as well as the percentage change from the corresponding period in the prior year, for the six-month periods ended June 30, 2011 and 2010.

		Phange		Phange	Phange
	Six-Month Period Ended June 30,
	2011		2010		% Change
	(in millions of reais, except percentages)
Interconnection	R$	2,331	R$	2,562	(9.0)
Depreciation and amortization		2,709		2,865	(5.4)
Network maintenance		963		1,044	(7.8)
Rental and insurance		665		616	7.8
FISTEL fee		349		318	9.7
Third-party services		377		339	11.2
Personnel		308		291	5.9
Materials		62		122	(49.2)
Costs of handsets and accessories		101		94	7.6
Concession contract renewal fee		65		77	(15.6)
Other costs of sales and services		40		86	(52.5)

Total cost of sales and services	R$	7,970	R$	8,415	(5.3)

Cost of Sales and Services of Our Fixed-Line Services Segment

Cost of sales and services of our fixed-line services segment declined by 5.7% during the six-month period ended June 30, 2011, principally as a result of:

•

a 9.3% decline in depreciation and amortization costs to R$2,031 million during the six-month period ended June 30, 2011 from R$2,239 million during the corresponding period in 2010, primarily as a result of the increase in the amount of the property, plant and equipment of this segment that has been fully depreciated;

•

a 6.0% decline in interconnection costs to R$2,894 million during the six-month period ended June 30, 2011 from R$3,078 million during the corresponding period of 2010, primarily as a result of the reduction in fixed-to-mobile traffic and long distance fixed-line traffic; and

•

an 11.1% decline in network maintenance costs to R$854 million during the six-month period ended June 30, 2011 from R$960 million during the corresponding period of 2010, primarily as a result of our program to reduce costs by consolidating our network maintenance services in a smaller number of suppliers.

The effects of these declines were partially offset by an 18.4% increase in rental and insurance costs to R$718 million during the six-month period ended June 30, 2011 from R$606 million during the corresponding period in 2010, primarily as a result of an increase in EILD platform rental costs, increases in rental expenses incurred for leases of physical space and increases in right of way costs.

The gross profit of our fixed-line services segment declined by 11.7% to R$3,544 million during the six-month period ended June 30, 2011 from R$4,011 million during the corresponding period of 2010. As a percentage of net operating revenue of this segment, gross profit declined to 33.4% during the six-month period ended June 30, 2011 from 34.9% during the corresponding period of 2010.

Cost of Sales and Services of Our Mobile Services Segment

Cost of sales and services of our mobile services segment increased by 6.8% during the six-month period ended June 30, 2011, principally due to:

•

a 6.3% increase in interconnection costs to R$1,128 million during the six-month period ended June 30, 2011 from R$1,062 million during the corresponding period of 2010, primarily as a result of an increase in the total number of minutes used by our mobile customers to make calls to customers of mobile providers for which we pay interconnection fees at the VU-M rate; and

•

a 9.7% increase in depreciation and amortization costs to R$668 million during the six-month period ended June 30, 2011 from R$609 million during the corresponding period of 2010, primarily as a result of the growth in property, plant and equipment of this segment as we have invested in mobile data transmission equipment in order to expand our 3G capacity;

•

a 26.5% increase in network maintenance costs to R$146 million during the six-month period ended June 30, 2011 from R$115 million during the corresponding period of 2010, primarily as a result of our implementation of our plan to improve network quality.

The gross profit of our mobile services segment increased by 3.2% to R$2,329 million during the six-month period ended June 30, 2011 from R$2,256 million during the corresponding period of 2010. As a percentage of net operating revenue of this segment, gross profit declined to 45.8% during the six-month period ended June 30, 2011 from 46.7% during the corresponding period of 2010.

Gross Profit

As a result of the foregoing, our consolidated gross profit declined by 5.9% to R$6,040 million during the six-month period ended June 30, 2011 from R$6,420 million during the corresponding period of 2010. As a percentage of net operating revenue, gross profit declined to 43.1% during the six-month period ended June 30, 2011 from 43.3% during the corresponding period of 2010.

Operating Expenses

Selling Expenses

Selling expenses increased by 6.1% during the six-month period ended June 30, 2011, principally due to an 11.0% increase in selling expenses of our mobile services segment and a 20.4% increase in selling expenses of our other segment.

Fixed-Line Services Segment

Selling expenses of our fixed-line services segment increased by 0.4% during the six-month period ended June 30, 2011, principally due to:

•

a 9.9% increase in contact center expenses to R$400 million during the six-month period ended June 30, 2011 from R$364 million during the corresponding period of 2010, primarily due to the renegotiation of some collective bargaining agreements by our contact center service providers, including the call center included in our other segment, and expenditures related to service quality campaigns conducted to support our “Oi Velox” service;

•

a 23.9% increase in expenses for third-party services to R$81 million during the six-month period ended June 30, 2011 from R$66 million during the corresponding period of 2010, primarily as a result of an increase of R$14 million in expenses for consulting and legal advice, primarily relating to our capital increase in March 2011; and

•

a 12.1% increase in advertising and publicity expenses to R$122 million during the six-month period ended June 30, 2011 from R$109 million during the corresponding period of 2010, primarily as a result of an increase in expenditures on our advertising campaigns to support our principal services, such as our “Oi Conta Total” services, and our use of sponsorship of concerts and other events and alternative media to raise brand awareness of our services.

The effects of these declines were partially offset by a 13.5% decline in provision for doubtful accounts to R$327 million during the six-month period ended June 30, 2011 from R$378 million during the corresponding period of 2010, primarily as a result of the decline in net operating revenue of this segment. Our provision for doubtful accounts as a percentage of net operating revenue of this segment declined to 3.1% during the six-month period ended June 30, 2011 from 3.3% during the corresponding period of 2010.

As a percentage of net operating revenue of this segment, selling expenses increased to 14.1% during the six-month period ended June 30, 2011 from 13.0% during the corresponding period of 2010.

Mobile Services Segment

Selling expenses of our mobile services segment increased by 11.0% during the six-month period ended June 30, 2011, principally due to (1) a 15.8% increase in sales commission expenses to R$480 million during the six-month period ended June 30, 2011 from R$414 million during the corresponding period of 2010, primarily as a result of an increase in sales commission expenses in the post-paid segment and sales commissions paid to exclusive franchisees with stores in shopping centers primarily in Region III, and (2) a 31.0% increase in advertising and publicity expenses to R$171 million during the six-month period ended June 30, 2011 from R$131 million during the corresponding period of 2010, primarily as a result of an increase in expenditures on our advertising campaigns to support our principal mobile services, such as our “Oi a vontade” and “Oi cartão” services and our use of sponsorship of concerts and other events and alternative media to raise brand awareness of our services.

As a percentage of net operating revenue of this segment, selling expenses increased to 21.0% during the six-month period ended June 30, 2011 from 19.9% during the corresponding period of 2010.

Other Segment

Selling expenses of our other segment increased by 20.4% during the six-month period ended June 30, 2011, principally due to:

•

a 55.1% increase in sales commission expenses to R$33 million during the six-month period ended June 30, 2011 from R$21 million during the corresponding period of 2010, primarily as a result of an increase in commissions related to the 29.8% increase in our DTH subscriber base to approximately 344,000 as of June 30, 2011 from approximately 265,000 as of June 30, 2010; and

•

an increase in personnel expenses to R$25 million during the six-month period ended June 30, 2011 from R$15 million during the corresponding period of 2010, primarily as a result of an increase in the number of employees in our call center, and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010.

As a percentage of net operating revenue of this segment, selling expenses increased to 40.3% during the six-month period ended June 30, 2011 from 33.4% during the corresponding period of 2010.

General and Administrative Expenses

General and administrative expenses increased by 9.8% during the six-month period ended June 30, 2011, principally due to a 10.4% increase in general and administrative expenses of our fixed-line services segment and an 11.4% increase in general and administrative expenses of our mobile services segment.

Fixed-Line Services Segment

General and administrative expenses of our fixed-line services segment increased by 10.4% during the six-month period ended June 30, 2011, principally due to:

•

an 11.6% increase in expenses for third-party services to R$585 million during the six-month period ended June 30, 2011 from R$524 million during the corresponding period of 2010, primarily as a result of an increase of R$44 million in expenses for consulting and legal advice, primarily relating to our capital increase in March 2011; and

•

an 18.6% increase in personnel expenses to R$249 million during the six-month period ended June 30, 2011 from R$210 million during the corresponding period of 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 9.7% during the six-month period ended June 30, 2011 from 8.1% during the corresponding period of 2010.

Mobile Services Segment

General and administrative expenses of our mobile services segment increased by 11.4% during the six-month period ended June 30, 2011, principally due to:

•

a 36.3% increase in personnel expenses to R$97 million during the six-month period ended June 30, 2011 from R$71 million during the corresponding period of 2010, primarily as a result of an increase in the number of employees and increases in the compensation of some of our employees as a result of the renegotiation of some of our collective bargaining agreements at the end of 2010; and

•

a 18.6% increase in expenses for third-party services to R$121 million during the six-month period ended June 30, 2011 from R$102 million during the corresponding period of 2010, primarily as a result of (1) the allocation of R$7 million of expenses for consulting and legal advice, primarily relating to our capital increase in March 2011, to this segment, and (2) a R$6 million increase in information technology costs related to software development.

The effects of these increases were partially offset by a 35.5% decline in depreciation and amortization expenses to R$20 million during the six-month period ended June 30, 2011 from R$31 million during the corresponding period of 2010.

As a percentage of net operating revenue of this segment, general and administrative expenses increased to 6.4% during the six-month period ended June 30, 2011 from 6.1% during the corresponding period of 2010.

Other Operating Expenses, Net

Other Operating Income

Other operating income increased by 21.8% to R$670 million during the six-month period ended June 30, 2011 from R$550 million during the corresponding period of 2010, principally due to:

•	our recognition of R$87 million in prescribed dividends during the six-month period ended June 30, 2011 compared to R$7 million during the corresponding period of 2010; and

•

a 26.5% increase in income from infrastructure leases to R$197 million during the six-month period ended June 30, 2011 from R$155 million during the corresponding period of 2010, primarily as a result of increased demand for these services from other service providers as a result of the growth of their customer bases.

Other Operating Expenses

Other operating expenses increased by 2.7% to R$1,137 million during the six-month period ended June 30, 2011 from R$1,107 million during the corresponding period of 2010, principally due to:

•

an increase in costs related to late-payment charges to R$54 million during the six-month period ended June 30, 2011 from R$8 million during the corresponding period of 2010, primarily as a result of the change in our estimate of the probability of loss with respect to a lawsuit against Telemar relating to amounts due under the Brazilian tax refinancing program from possible to probable as a result of a lower court decision issued in March 2011; and

•

a 5.0% increase in tax expenses to R$382 million during the six-month period ended June 30, 2011 from R$363 million during the corresponding period of 2010, primarily as a result of a provision recorded during the six-month period ended June 30, 2011 related to the Brazilian tax refinancing program.

The effects of these increases were partially offset by a 61.5% decline in employee and management profit sharing expenses to R$47 million during the six-month period ended June 30, 2011 from R$123 million during the corresponding period of 2010, primarily as a result of the decline of the performance of indicators used to estimate this provision.

Operating Income before Financial Income (Expenses) and Taxes

As a result of the foregoing, our consolidated operating income before financial income (expenses) and taxes declined by 26.5% to R$1,570 million during the six-month period ended June 30, 2011 from R$2,136 million during the corresponding period of 2010. As a percentage of net operating revenue, operating income before financial income (expenses) and taxes declined to 11.2% during the six-month period ended June 30, 2011 from 14.4% during the corresponding period of 2010.

Operating Income before Financial Income (Expenses) and Taxes of Our Fixed-Line Services Segment

The operating income before financial income (expenses) and taxes of our fixed-line services segment declined by 39.4% to R$706 million during the six-month period ended June 30, 2011 from R$1,161 million during the corresponding period of 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 6.6% during the six-month period ended June 30, 2011 from 10.1% during the corresponding period of 2010.

Operating Income before Financial Income (Expenses) and Taxes of Mobile Services Segment

The operating income before financial income (expenses) and taxes of our mobile services segment declined by 15.3% to R$881 million during the six-month period ended June 30, 2011 from R$1,039 million during the corresponding period of 2010. As a percentage of the net operating revenue of this segment, operating income before financial income (expenses) and taxes declined to 17.3% during the six-month period ended June 30, 2011 from 21.5% during the corresponding period of 2010.

Financial Expenses, Net

Financial Income

Financial income increased by 7.3% to R$949 million during the six-month period ended June 30, 2011 from R$884 million during the corresponding period of 2010, primarily due to:

•	our receipt during the six-month period ended June 30, 2011 of dividends from Portugal Telecom of R$188 million on the shares of Portugal Telecom that we purchased during the first half of 2011; and

•

a 26.7% increase in investment yield to R$477 million during the six-month period ended June 30, 2011 from R$376 million during the corresponding period of 2010, primarily as a result of an increase in the average amount of our financial investments.

The effects of these increases were partially offset by a 47.3% decline in interest and inflation adjustment on other assets to R$236 million during the six-month period ended June 30, 2011 from R$448 million during the corresponding period of 2010, primarily as a result of (1) our recognition of a reversal of previously recorded monetary correction of judicial deposits of R$198 million during the six-month period ended June 30, 2011, primarily as a result of our review of the inflation adjustment estimate on judicial deposits in the first quarter of 2011, (2) our recognition of a reversal of R$72 million relating to the monetary correction of a provision for a legal dispute over ICMS tax credits due to a favorable court decision occurred during the six-month period ended June 30, 2010, and (3) the reduction of monetary correction on overdue accounts by R$26 million during the six-month period ended June 30, 2011, the effects of which on the interest and inflation adjustment on other assets account were partially offset by the positive impact of our recognition of R$97 million during the six-month period ended June 30, 2011 related to monetary correction of the review of the possibility of an unfavorable outcome in lawsuits related to taxes allocated to the tax financing program.

Financial Expenses

Financial expenses increased by 20.8% to R$2,438 million during the six-month period ended June 30, 2011 from R$2,017 million during the corresponding period of 2010, primarily due to:

•

our recognition of losses on derivative transactions of R$570 million during the six-month period ended June 30, 2011 compared to gains of R$21 million during the corresponding period of 2010, primarily as a result of the 6.7% appreciation of the real against the U.S. dollar during the six-month period ended June 30, 2011 compared to the 3.3% depreciation of the real against the U.S. dollar during the corresponding period of 2010;

•

a 163.1% increase in interest and inflation adjustments on other liabilities to R$545 million during the six-month period ended June 30, 2011 from R$207 million during the corresponding period of 2010, primarily as a result of our recognition of R$317 million during the six-month period ended June 30, 2011 related to the review of the possibility of an unfavorable outcome in lawsuits related to taxes allocated to the tax financing program.

•

a 159.9% increase in interest on taxed in installments – tax financing program to R$116 million during the six-month period ended June 30, 2011 from R$45 million during the corresponding period of 2010, primarily as a result of the refinancing a portion of our tax debts included in a tax financing program operated by the Brazilian Federal Revenue Service in which interest accrued at a rate based on the Taxa de Juros de Longo Prazo, a long-term interest rate set by the Brazilian National Bank for Economic and Social Development (Banco Nacional de Desenvolvimento Econômico e Social), by including these amount in a new tax financing program in which interest accrues at the higher Sistema Especial de Liquidação e de Custódia interest rate set by the Central Bank of Brazil (Banco Central do Brasil); and

•

a 25.8% increase in inflation adjustments on provision to R$268 million during the six-month period ended June 30, 2011 from R$213 million during the corresponding period of 2010, primarily as a result of our recognition of R$65 million related to the review of the calculation of Brasil Telecom’s labor provision estimates during the six-month period ended June 30, 2011.

The effects of these factors were partially offset by (1) our recognition of gains on inflation adjustment and exchange differences on third-party borrowings of R$393 million during the six-month period ended June 30, 2011 compared to losses of R$195 million during the corresponding period of 2010, primarily as a result of the appreciation of the real against the U.S. dollar during the six-month period ended June 30, 2011 compared to the depreciation of the real against the U.S. dollar during the corresponding period of 2010, and (2) a 6.3% decline in interest on loans and financings to R$898 million during the six-month period ended June 30, 2011 from R$959 million during the corresponding period of 2010, primarily as a result of the decrease in the average outstanding amount of our loans and financing.

Income Tax and Social Contribution

The nominal composite corporate statutory income tax and social contribution rate was 34% in each of the six-month periods ended June 30, 2011 and 2010. Income tax and social contribution expense increased by 64.1% to

R$123 million during the six-month period ended June 30, 2011 from R$75 million during the corresponding period of 2010. Our effective tax rate was 154.8% during the six-month period ended June 30, 2011 and 7.5% during the corresponding period of 2010. The table below sets forth a reconciliation of the composite corporate statutory income tax and social contribution rate to our effective tax rate for each of the periods presented.

	Six-Month Period Ended June 30,
	2011	2010
Composite corporate statutory income tax and social contribution rate	34.0%	34.0%
Tax effects of tax incentives	(110.8)	(7.2)
Tax effects of permanent exclusions (additions)	7.3	(9.9)
Tax effects of compensation of tax loss carryforwards	(6.6)	(1.4)
Tax effects of unrecognized deferred tax assets	5.7	4.6
Tax effects of recognized deferred tax assets	—	(12.7)
Tax effects of derecognition of deferred tax assets related to the corporate reorganization	225.3	—

Effective rate	154.8%	7.5%

Our effective tax rate was 154.8% during the six-month period ended June 30, 2011, primarily as a result of (1) the tax effects of the derecognition of deferred tax assets which will not be realized as a result of the proposed corporate reorganization, which increased our effective tax rate by 225.3%. The effects of this factor was partially offset by the tax effect of certain tax incentives, primarily operating profit under an incentive-granting report issued by the Northeast Development Authority, which lowered our effective tax rate by 110.8%.

Our effective tax rate was 7.5% during the six-month period ended June 30, 2010, primarily as a result of (1) the tax effect of our recognition of deferred tax assets accrued during prior years, but not previously recognized due to uncertainty regarding their eventual realization, which lowered our effective tax rate by 12.7%, (2) the tax effects of permanent deductions, such as incentives and sponsorships, which lowered our effective tax rate by 9.9%, (3) the tax effect of certain tax incentives, primarily operating profit under an incentive-granting report issued by the Northeast Development Authority, which lowered our effective tax rate by 7.2%, and (4) our utilization of certain tax loss carry-forwards, which lowered our effective tax rate by 1.4%. The effects of these factors was partially offset by the tax effect of our inability to recognize certain deferred tax assets as a result of the uncertainty regarding their eventual realization, which increased our effective tax rate by 4.6%.

Net Income (Loss)

Our net loss was R$42 million during the six-month period ended June 30, 2011 compared to net income of R$928 million during the corresponding period of 2010. As a percentage of net operating revenue, net loss was 0.3% during the six-month period ended June 30, 2011 compared to net income of 6.3% during the corresponding period of 2010.

Liquidity and Capital Resources

Our principal cash requirements consist of the following:

•	working capital requirements;

•	servicing of our indebtedness;

•	capital expenditures related to investments in operations, expansion of our networks and enhancements of the technical capabilities and capacity of our networks;

•	dividends on our shares, including in the form of interest attributable to shareholders’ equity; and

•	funds required for potential acquisitions of equity interests in other telecommunications providers.

Unless our board of directors deems it inconsistent with our financial position, payment of dividends is mandatory under our by-laws and, consequently, may give rise to significant cash requirements in future periods.

Our principal sources of liquidity have traditionally consisted of the following:

•	cash flows from operating activities;

•	long-term loans; and

•	sales of debt securities in domestic and international capital markets.

During the six-month period ended June 30, 2011, cash flow generated by operations was used primarily for investing activities, for working capital requirements and to service our outstanding debt obligations. As of June 30, 2011, our consolidated cash and cash equivalents and cash investments amounted to R$8,706 million. As of June 30, 2011, we had working capital of R$4,278 million. We believe that our working capital is sufficient for our requirements during 2011.

We have unused credit facilities with several financial institutions under which the lenders have committed to provide us with financing in the future, including an export credit facility agreement with Export-Import Bank of China that we entered into in September 2010 under which Export-Import Bank of China agreed to disburse loans in the aggregate principal amount of up to US$100 million.

Disbursements under these credit facilities are subject to conditions precedent which we believe that we will be able to satisfy in connection with any amounts drawn under these facilities. We pay commitment fees to these financial institutions in connection with their commitments.

Cash Flow

Cash Flows from Operating Activities

Our primary source of operating funds is cash flow generated from our operations. Net cash provided by operating activities was R$3,178 during the six-month period ended June 30, 2011. We consider cash flows provided by our operating activities to be sufficient for our expected cash requirements related to operations. However, we generally finance our investments in property, plant and equipment through the use of bank loans, vendor financing, capital markets and other forms of financing.

Cash Flows Used in Investing Activities

Investing activities used net cash of R$4,938 during the six-month period ended June 30, 2011. During the six-month period ended June 30, 2011, investing activities for which we used cash primarily consisted of (1) investments of R$2,717 million in additions to property, plant and equipment, primarily related to the expansion of our mobile network and systems and the acquisition of and upgrades to voice transmission equipment and data transmission equipment, particularly equipment to improve our services to corporate clients, (2) investments of R$1,367 million in available-for-sale financial assets consisting of common shares of Portugal Telecom, and (3) net judicial deposits (consisting of deposits less redemptions) of R$894 million, primarily related to provisions for labor, taxes and civil contingencies.

Cash Flows from Financing Activities

Financing activities used net cash of R$165 during the six-month period ended June 30, 2011. During the six-month period ended June 30, 2011, we received cash in the amount of R$5,955 million as a result of (1) a capital increase conducted by TNL in which it issued 56,417,086 common shares at an issue price of R$38.5462 per share and 28,409,175 preferred shares at an issue price of R$28.2634 per share, which results in aggregated proceeds to

TNL of R$2,978 million, and (2) a capital increase conducted by Telemar in which it issued 46,969,121 common shares at an issue price of R$63.7038 per share and 58,696,856 class A preferred shares at an issue price of R$50.7010 per share, of which R$2,976 million was contributed by non-controlling shareholders of Telemar.

During the six-month period ended June 30, 2011, our principal sources of borrowed funds consisted of:

•	R$1,500 million aggregate principal amount of unsecured promissory notes issued in February 2011;

•	R$1,500 million aggregate principal amount of non-convertible debentures issued in May 2011;

•	US$173 million aggregate principal amount borrowed under an export credit facility that we entered into with Finnish Export Credit Ltd. in August 2009;

•	US$98 million aggregate principal amount borrowed under an export credit facility that we entered into with China Development Bank in October 2009;

•	US$86 million aggregate principal amount borrowed under an export credit facility that we entered into with Crédit Agricole Corporate and Investment Bank in April 2010.

During the six-month period ended June 30, 2011, we used cash to (1) to repay R$8,884 million principal amount of our outstanding loans and financing, debentures, derivatives and leases, (2) to pay dividends and interest on shareholders’ equity in the aggregate amount of R$633 million, and (3) to make installment payments relating to our permits and concessions in the aggregate amount of R$215 million.

Indebtedness and Financing Strategy

As of June 30, 2011, our total outstanding indebtedness on a consolidated basis was R$23,942 million, consisting of R$4,406 million of short-term indebtedness, all of which represented current portion of long-term indebtedness (or 18.4% of our total indebtedness), and R$19,536 million of long-term indebtedness (or 81.6% of our total indebtedness).

On a consolidated basis, our real-denominated indebtedness as of June 30, 2011 was R$16,121 million, or 67.3% of our total indebtedness, and our foreign currency-denominated indebtedness was R$7,821 million, or 32.7% of our total indebtedness. As of June 30, 2011, our real-denominated indebtedness bore interest at an average rate of 12.8% per annum, and our foreign currency denominated indebtedness bore interest at an average rate of 4.4% per annum for loans denominated in U.S. dollars, 0.8% per annum for loans denominated in Japanese yen and 5.1% per annum for loans denominated in euros. As of June 30, 2011, 76.6% of our debt bore interest at floating rates, including the effect of swap operations.

Short-Term Indebtedness

Our consolidated short-term debt, consisting of the current portion of long-term loans and financings and debentures, was R$4,406 million as of June 30, 2011. Under our financing policy, we generally do not incur short-term indebtedness, as we believe that our cash flows from operations generally will be sufficient to service our current liabilities.

Long-Term Indebtedness

Our principal sources of long-term debt are:

•	credit facilities with BNDES;

•	debentures issued in the Brazilian market;

•	unsecured lines of credit obtained from Brazilian financial institutions;

•	credit facilities with international export credit agencies;

•	fixed-rate notes issued in the international market; and

•	bank credit facilities.

Some of our debt instruments require that TNL, Telemar or Brasil Telecom comply with financial covenants, semi-annually or quarterly. Under each of these debt instruments, the creditor has the right to accelerate the debt if, at the end of any applicable period we are not in compliance with the defined financial covenants ratios. We believe that our compliance with the financial covenants in our debt instruments will not adversely affect our ability to implement our financing plans.

We were in compliance with these financial covenants as of June 30, 2011, and we believe that we will be able to comply with these financial covenants at each measurement date occurring on or prior to June 30, 2012. In addition, we believe that our compliance with these financial covenants will not adversely affect our ability to implement our financing plans.

The instruments governing a substantial portion of our indebtedness contain cross-default or cross-acceleration clauses and the occurrence of an event of default under one of these instruments could trigger an event of default under other indebtedness or enable the creditors under other indebtedness to accelerate that indebtedness.

As of June 30, 2011, all of our debt instruments with BNDES were secured by pledges of certain of our accounts receivable.

Credit Facilities with BNDES

Telemar, Oi, Brasil Telecom and Brasil Telecom Mobile have entered into a variety of credit facilities with BNDES. The proceeds of these credit facilities have been used for a variety of purposes, including funding the investment plans of Telemar and Brasil Telecom, funding the expansion of the telecommunications plant (voice, data and video) of Telemar and Brasil Telecom, and making operational improvements to meet the targets established in the General Plan on Universal Service and the General Plan on Quality Goals in effect at the time of these loans.

The following table sets forth selected information with respect to our BNDES credit facilities as of June 30, 2011.

Facility	Outstanding Principal Amount		Interest Rate	Amortization Schedule	Final Maturity
	(in millions)
Telemar 2004 credit facility	R$	128	TJLP plus 4.50%	Monthly	October 2012
Brasil Telecom 2006 credit facility:
A loans	R$	1,220	TJLP plus 4.30%	Monthly	May 2014
B loans	R$	18	TJLP plus 2.30%	Monthly	May 2014
Telemar 2006 credit facility:
A loans	R$	1,143	TJLP plus 4.50%	Monthly	June 2014
B loans	R$	48	TJLP plus 2.50%	Monthly	June 2014
Oi 2007 credit facility	R$	336	TJLP plus 4.50%	Monthly	January 2015
Brasil Telecom Mobile 2008 credit facility	R$	232	TJLP plus 3.52%	Monthly	September 2017
Telemar 2009 credit facility:
Floating-rate loans	R$	880	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	R$	240	4.50%	Monthly (1)	December 2018
Oi 2009 credit facility
Floating-rate loans	R$	613	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	R$	30	4.50%	Monthly (1)	December 2018
Brasil Telecom 2009 credit facility:

Facility	Outstanding Principal Amount		Interest Rate	Amortization Schedule	Final Maturity
Floating-rate loans	R$	247	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	R$	93	4.50%	Monthly (1)	December 2018
Brasil Telecom Mobile 2009 credit facility
Floating-rate loans	R$	479	TJLP plus 3.95%	Monthly (1)	December 2018
Fixed-rate loans	R$	12	4.50%	Monthly (1)	December 2018

(1)	Amortization on this facility commences in January 2012.

Debentures

TNL, Telemar and Brasil Telecom have issued several series of debentures in the Brazilian market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding debentures as of June 30, 2011, the outstanding principal amount of these securities, the applicable interest rates, and their maturity dates.

Security	Outstanding Principal Amount		Interest Rate	Final Maturity
	(in millions of reais)
Telemar Debentures due 2013	R$	540	CDI plus 0.55%	March 2013
TNL Debentures due 2012	R$	1,500	CDI plus 0.65%	May 2012
Brasil Telecom Debentures due 2013	R$	720	CDI plus 3.5%	June 2013	(1)
Telemar Debentures due 2014	R$	1,754	CDI plus 1.20%	April 2014
Telemar Debentures due 2020	R$	246	IPCA plus 7.98%	April 2020

(1)	The outstanding principal amount of these debentures is payable in three equal annual installments commencing in June 2011.

Unsecured Lines of Credit

As of June 30, 2011, the principal amount outstanding under our unsecured lines of credit was R$3,208 million. Except as described in “—Recent Developments, we have not entered into any material unsecured lines of credit since December 31, 2010. For a summary of the terms of our material outstanding unsecured lines of credit as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the TNL Annual Report.

Credit Facilities with Export Credit Agencies

As of June 30, 2011, the principal amount outstanding under our credit facilities with export credit agencies was R$3,014 million. Except as described below and in “—Recent Developments,” we have not entered into any material credit facilities with export credit agencies since December 31, 2010. For a summary of the terms of our material outstanding credit facilities with export credit agencies as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the TNL Annual Report.

In March 2011, Telemar entered into an export credit facility agreement with Cisco Systems Capital, or Cisco, under which Cisco agreed to disburse loans in the aggregate principal amount of up to US$100 million. A disbursement of US$46 million under this export credit facility was received in May 2011. The proceeds of this export credit facility have been and will be used to fund equipment purchases related to our capital expenditures on our fixed-line and mobile telecommunications infrastructure. Loans under this export credit facility bear interest at the rate of 3.5% per annum. Interest on each of these loans is payable semi-annually in arrears through maturity in May 2018. The outstanding principal amount of these loans is payable in 13 semi-annual installments commencing in May 2012.

Fixed-Rate Notes

We have issued four series of fixed-rate debt securities in the international market. All of these securities pay interest annually or semi-annually in arrears. The table below sets forth our outstanding fixed-rate debt securities as of June 30, 2011, the outstanding principal amount of these securities and their maturity dates.

Security	Outstanding Principal Amount		Final Maturity
	(in millions)
TNL 8.00% notes due 2013 (1)	US$	150	December 2013 (2)
Telemar 5.125% senior notes due 2017		€750	December 2017
Telemar 9.500% senior notes due 2019	US$	142	April 2019
Telemar 5.500% senior notes due 2020	US$	1,787	October 2020

(1)	These notes are insured against political risk.
(2)	The maturity date of these notes may be extended for a period of up to 18 months from the expected maturity date as a result of the existence on the expected maturity date of a currency inconvertibility/non-transfer event under the political risk insurance policy that covers these notes.

Credit Facilities with Commercial Banks

As of June 30, 2010, the principal amount outstanding under our credit facilities with commercial banks was R$2,600 million. We have not entered into any material credit facilities with commercial banks since December 31, 2010. For a summary of the terms of our material outstanding credit facilities with commercial banks as of December 31, 2010, see “Item 5: Operating and Financial Review and Prospects—Liquidity and Capital Resources—Indebtedness and Financing Strategy—Long-Term Indebtedness” in the TNL Annual Report.

Off-Balance Sheet Arrangements

We do not currently have any transactions involving off-balance sheet arrangements.